Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

March 24, 2016

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 33-12213 and 811-05037 Hodges Blue Chip Equity Income Fund (S000026468)

Dear Ms. Larkin:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your March 11, 2016 oral comments to Lillian Kabakali regarding the Trust’s Post-Effective Amendment (“PEA”) No. 655 to its registration statement.  PEA No. 655 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A January 26, 2016, and is designated to become effective on March 28, 2016.  The purpose of PEA No. 655 was providing certain material disclosure changes to the SEC for review.  The Trust is filing this PEA No. 664 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 664 will become effective simultaneously with PEA No. 655 on March 28, 2016.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:
1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus Comments

1.	On Page 3, with respect to the section entitled “Example,” please confirm that the figures in the expense example are correct.

The Trust responds by updating the expense example accordingly.

2.
On Page 3, with respect to the section entitled “Portfolio Turnover,” please confirm that the Fund’s portfolio turnover rate of 84% is based on a twelve month period, and if not, please update the portfolio turnover rate to be based on a twelve month period.

The Trust responds by confirming that the Fund’s portfolio turnover rate of 84% is based on a twelve month period, which is the Fund’s most recent fiscal year, as stated in the Fund’s Prospectus disclosure.

3.
Please see Item 4(b)(1)(iii) of Form N-1A, which states “If the Fund is advised by or sold through an insured depository institution, state that: An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance corporation or any other government agency,” and confirm that the Fund is not advised by or sold through an insured depository institution.

The Trust responds by confirming that the Fund is not advised by or sold through an insured depository institution, and accordingly, the disclosure referenced in Item 4(b)(1)(iii) is not applicable.

4.
On Page 4, with respect to the section entitled “Principal Investment Risks” under “Futures and Options Derivatives Risk,” please consider enhancing the disclosure with respect to any principal investment strategies involving investments in derivatives according to guidance provided in the letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) (the “Letter”).

After carefully reviewing the relevant disclosure in the Principal Investment Strategies and Principal Investment Risks sections of the Prospectus, the Trust responds by noting that the language, as currently drafted, adequately and accurately describes the Fund’s usage of derivatives.

5.
On Page 2, with respect to the Fees and Expenses of the Fund table, the staff notes that the table includes a line item for Acquired Fund Fees and Expenses of 0.01%, accordingly, please consider including Investment Company Risk to the Principal Investment Risks of the Fund.

The Trust responds by stating that although Acquired Fund Fees and Expenses are included in the Fees and Expenses of the Fund table, the Fund does not currently invest in investment companies as a principal investment strategy, and as such, Investment Company Risk is not a principal investment risk of the Fund.  The Trust notes that Investment Company Risk is currently included in the Fund’s SAI, under the section entitled “Investment Polices and Risks,” under the sub-section entitled “Other Investment Companies” on Pages 7 and 8 of the SAI.

6.
On Page 9, under the section entitled “Principal Investment Strategies,” with respect to the fourth paragraph which states, “Although not a principal investment strategy, the Fund may also invest up to 25% of its net assets in stocks of foreign companies which are U.S. dollar denominated and trade on a domestic national securities exchange, including ADRs, EDRs and GDRs, and up to 20% of its net assets in debt securities, debt obligations of governments and their agencies and other similar securities,” please consider adding the phrase “investment-grade” when describing the debt securities to be consistent with the disclosure provided on Page 3, under the section entitled “Principal Investment Strategies,” where the first paragraph includes a sentence which states, “The Fund may invest up to 20% of its net assets in investment-grade debt securities, debt obligations of governments and their agencies and other similar securities, convertible and non-convertible debt securities, U.S. government securities and in money market funds.”

The Trust responds by adding the requested disclosure.

7.
On Page 21, with respect to the section entitled “Redemption Fees,” the disclosure states that redemption fees are assessed “on the redemption/exchange of Fund shares held for 30 days or less,” which is not consistent with the disclosure of the Fees and Expenses of the Fund table on Page 2, which states that redemption fees are assessed on shares “redeemed/exchanged within 30 days of purchase.”  Accordingly, please revise the disclosure to be consistent with the Fund’s Fees and Expenses table.

The Trust responds by revising the disclosure to be consistent as requested.

8.	On the Back Cover Page, with respect to the 40 Act number, please confirm that the font size of the 40 Act number is in smaller font size.

The Trust responds by confirming that the font size of the 40 Act number on the Back Cover Page is a smaller font size.

Statement of Additional Information (“SAI”) Comments

9.	On the Front Cover Page, please confirm the accuracy of the address and telephone number contact information that is provided.

The Trust responds by confirming the accuracy of the contact information listed on the Front Cover Page.

10.
On Page B-32 of the SAI, with respect to the section entitled, “Independent Registered Public Accounting Firm,” please revise the disclosure regarding the independent public account, pursuant to Item 19(h)(3) of Form N-1A, to include a description generally of the services performed by the accounting firm.

The Trust responds by adding the description as requested.

11.
On Page B-42 of the SAI, please disclose the aggregate dollar amount of underwriting commissions and the amount retained by the principal underwriter for each of the Fund’s last three fiscal years as described under Item 25(a)(3) of Form N-1A.

The Trust responds by stating that the Fund’s principal underwriter, Quasar Distributors, LLC, does not collect or retain commissions, as such, there is nothing to disclose pursuant to Item 25(a)(3) of Form N-1A.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914‑7363.
Sincerely,
/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:         Domenick Pugliese, Esq., Schiff Hardin LLP